Dreyfus Municipal Money Market Fund, Inc.

SEMIANNUAL REPORT November 30, 2007



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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Municipal Money Market Fund, Inc., covering the six-month period from June 1, 2007, through November 30, 2007.

The past few months have been filled with greater swings in security valuations than we've seen in several years, as the economic cycle matured and a credit crisis stemming from the sub-prime mortgage sector of the taxable bond market has affected virtually all areas of the financial markets, including, to some extent, money market funds. A high degree of leverage within parts of the financial system made these price fluctuations more intense than they otherwise might have been. In the ensuing "flight to quality" among investors, "liquid asset" investments such as money market funds realized tremendous inflows of assets from investors affected by the heightened volatility and from those simply awaiting a clearer picture by the Fed on the direction of the U.S. economy.

Although we expect slower financial conditions in 2008, lower short-term interest rates from the Fed may help forestall a technical recession. As was widely anticipated, at its December 11 meeting the Fed took action and lowered its overnight rate to 4.25%. Despite this recent rate cut, investors will continue to closely monitor the credit markets and signals by the Fed on the state of the U.S economy in 2008. During times like these, it is a good time to review your portfolio with your financial advisor, who can help you consider whether to reposition your investments for a changing market environment.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
December 17, 2007



DISCUSSION OF FUND PERFORMANCE

For the period of June 1, 2007, through November 30, 2007, as provided by Colleen Meehan, Senior Portfolio Manager

Fund and Market Performance Overview

In the wake of heightened turbulence in longer-term fixed-income markets, yields of tax-exempt money market securities began to decline during the last few months of the reporting period when the Federal Reserve Board (the "Fed") reduced key short-term interest rates in an attempt to forestall a potential recession.

For the six-month period ended November 30, 2007, Dreyfus Municipal Money Market Fund produced an annualized yield of 3.14% and, taking into account the effects of compounding, an annualized effective yield of 3.19%.[1]

The Fund's Investment Approach

The fund seeks as high a level of current income exempt from federal income tax as is consistent with the preservation of capital and the maintenance of liquidity.

In pursuing this objective, we employ two primary strategies. First, we normally attempt to add value by investing substantially all of the fund's net assets in high-quality short-term municipal obligations throughout the United States and its territories that provide income exempt from federal personal income tax. Second, we actively manage the fund's average maturity based on our anticipation of supply-and-demand changes in the short-term municipal marketplace and interest-rate cycles while anticipating liquidity needs.

For example, if we expect an increase in short-term supply, we may decrease the average maturity of the fund, which could enable us to take advantage of opportunities when short-term supply increases. Generally, yields tend to rise when there is an increase in new-issue supply competing for investor interest. New securities are generally issued with maturities in the one-year range, which in turn may lengthen the fund's average maturity if purchased. If we anticipate limited new-issue supply, we may then look to extend the fund's average maturity to maintain then-current yields for as long as we believe practical. At other times, we try to maintain an average maturity that reflects our view of short-term interest-rate trends and future supply-and-demand considerations.

The Fed Eased Monetary Policy Amid Economic and Credit Concerns

At the beginning of the reporting period, mixed economic and inflation signals kept the Fed on the sidelines, as it risked an acceleration of inflation if it cut interest rates, while rate hikes might have led to a more severe economic decline. Tax-exempt money market yields remained relatively stable in this environment.

However, market conditions changed dramatically during the summer of 2007, when credit concerns stemming from defaults and delinquencies in the bond market's sub-prime mortgage sector spread to other areas of the financial markets. Even longer-term municipal bonds, which have no direct exposure to sub-prime lending, were affected by selling pressure during a "flight to quality" in which investors flocked to the relative safe haven of U.S. Treasury securities.

As the credit crisis unfolded, the Fed intervened in August by reducing the discount rate, the interest rate it charges banks for overnight loans. This move helped reassure investors that the Fed was prepared to support market liquidity. In September, the Fed reduced the federal funds rate, the interest rate banks charge one another for overnight loans, by a larger-than-expected 50 basis points in order to stimulate the slowing U.S. economy. Another cut in the federal funds rate followed in October, leaving the benchmark overnight rate at 4.50% at the reporting period's end.

Finally, the tax-exempt money markets were also influenced by supply-and-demand forces. Investment banks continued to create a substantial volume of variable rate demand notes and tender option bonds, putting upward pressure on short-term yields. At times, these floating-rate instruments provided higher yields than longer-dated municipal notes due to the ample supply.

Although some areas have felt the impact of weak housing markets more than others, the fiscal conditions of most states and municipalities remained sound during the reporting period, leading to relatively low issuance volumes in the short-term tax-exempt fixed-rate market. Meanwhile, investor demand has been robust, with tax-exempt money market assets reaching a record high during the reporting period.

A Conservative Investment Posture Was Warranted in an Uncertain Market

We generally maintained a conservative investment posture amid heightened market turbulence, focusing whenever possible on municipal instruments issued by cities, states, school districts and other taxing authorities. We maintained the fund's weighted average maturity in a range that was in line with industry averages until the summer, when we took advantage of higher yields among longer-dated instruments. We have attempted to "ladder" the fund's longer-dated holdings to help stabilize the fund's yield and protect it from unexpected fluctuations in short-term interest rates. As always, our research staff has maintained rigorous credit standards, which, in our judgment, have become more important in the recent credit crisis.

As of the reporting period's end, the Fed appears likely to reduce short-term interest rates further. We believe that the fund's relatively long weighted average maturity should enable it to capture incrementally higher yields in a declining interest-rate environment.

December 17, 2007

An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

1 *Annualized effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. Income may be subject to state and local taxes, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Municipal Money Market Fund, Inc. from June 1, 2007 to November 30, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended November 30, 2007

Expenses paid per $1,000†	$ 2.92
Ending value (after expenses)	$1,016.00

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended November 30, 2007

Expenses paid per $1,000†	$ 2.93
Ending value (after expenses)	$1,022.10

† *Expenses are equal to the fund's annualized expense ratio of .58%, multiplied by the average account value over the period, multiplied by 183/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

November 30, 2007 (Unaudited)

Short-Term Investments—100.9%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Alaska—2.0%				
Valdez, Marine Terminal Revenue, Refunding (BP Pipelines Inc. Project)	3.63	12/1/07	14,600,000 [a]	14,600,000
Arkansas—.8%				
Pulaski County Public Facilities Board, MFHR (Chapelridge Project) (LOC; Regions Bank)	3.66	12/7/07	5,650,000 [a]	5,650,000
California—2.4%				
FHLMC Multifamily Certificates, Revenue (Insured; FHLMC and Liquidity Facility; FHLMC)	3.78	12/7/07	17,566,180 [a,b]	17,566,180
Colorado—3.3%				
Colorado Educational and Cultural Facilities Authority, Student Housing Revenue (Fuller Theological Seminary Project) (LOC; Key Bank)	3.69	12/7/07	9,800,000 [a]	9,800,000
Morgan Keegan Municipal Products Inc. Trust (City and County of Denver) (Liquidity Facility; Lloyds TSB Bank PLC and LOC; Natixis Commercial Paper Corporation)	3.72	12/7/07	2,500,000 [a,b]	2,500,000
Mountain Village Housing Authority, Housing Facilities Revenue (Village Court Apartments Project) (LOC; U.S. Bank NA)	3.63	12/7/07	6,600,000 [a]	6,600,000
Southern Ute Indian Tribe of the Southern Ute Indian Reservation, Revenue	3.60	12/7/07	5,000,000 [a]	5,000,000
Delaware—.9%				
Delaware Economic Development Authority, MFHR (School House Project) (LOC; HSBC Bank USA)	3.75	12/7/07	6,700,000 [a]	6,700,000
District of Columbia—3.5%				
Anacostia Waterfront Corporation, PILOT Revenue (Merlots Program) (Liquidity Facility; Wachovia Bank and LOC; Wachovia Bank)	3.67	12/7/07	15,000,000 [a,b]	15,000,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
District of Columbia (continued)				
District of Columbia, Enterprise Zone Revenue (Trigen-Pepco Energy Services, LLC Issue) (LOC; M&T Bank)	3.68	12/7/07	10,435,000 [a]	10,435,000
Florida—13.6%				
Broward County, Sales Tax Revenue, CP (Liquidity Facility; Dexia Credit Locale)	3.55	1/22/08	5,000,000	5,000,000
Broward County Housing Finance Authority, MFHR (Cypress Grove Apartments Project) (Liquidity Facility; American International Group Funding Inc.)	3.73	12/7/07	13,730,000 [a]	13,730,000
Broward County Housing Finance Authority, MFHR (Golf View Gardens Apartments Project) (LOC; Regions Bank)	3.68	12/7/07	8,500,000 [a]	8,500,000
Broward County Housing Finance Authority, SFMR (Merlots Program) (Insured: FNMA and GNMA and Liquidity Facility; Wachovia Bank)	3.72	12/7/07	725,000 [a,b]	725,000
Highlands County Health Facilities Authority, HR (Adventist Health System/Sunbelt Obligated Group)	3.64	12/7/07	13,000,000 [a]	13,000,000
Hillsborough County Aviation Authority, Revenue, CP (LOC; Landesbank Baden-Wurttemberg)	3.60	1/17/08	3,000,000	3,000,000
Jacksonville Electric Authority, Revenue, CP (Liquidity Facility; JPMorgan Chase Bank)	3.41	2/14/08	13,000,000	13,000,000
Palm Beach County, IDR (Boca Raton Jewish Community Day School, Inc. Project) (LOC; Wachovia Bank)	3.66	12/7/07	2,900,000 [a]	2,900,000
Sunshine State Governmental Financing Commission, Revenue, CP (Liquidity Facility; DEPFA Bank PLC)	3.49	1/14/08	10,000,000	10,000,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Florida (continued)				
Sunshine State Governmental Financing Commission, Revenue, CP (Liquidity Facility; DEPFA Bank PLC)	3.60	1/17/08	10,000,000	10,000,000
Sunshine State Governmental Financing Commission, Revenue, CP (Liquidity Facility; DEPFA Bank PLC)	3.68	1/17/08	12,000,000	12,000,000
Sunshine State Governmental Financing Commission, Revenue, CP (Liquidity Facility; SunTrust Bank)	3.60	1/10/08	2,461,000	2,461,000
Volusia County School District, GO Notes, TAN	4.00	9/17/08	4,000,000	4,017,205
Georgia—5.4%				
Conyers Housing Authority, MFHR (Towne Pointe Apartments Project) (LOC; Amsouth Bank)	3.70	12/7/07	4,000,000 [a]	4,000,000
DeKalb County Housing Authority, MFHR (The Forest at Columbia Apartments Project) (LOC; First Tennessee Bank)	3.68	12/7/07	8,300,000 [a]	8,300,000
Gwinnett County Development Authority, IDR (Suzanna's Kitchen Inc. Project) (LOC; Wachovia Bank)	3.71	12/7/07	5,800,000 [a]	5,800,000
Municipal Electric Authority of Georgia, CP (LOC; JPMorgan Chase Bank)	3.50	12/5/07	15,000,000	15,000,000
RBC Municipal Products Inc. Trust (Dekalb County Housing Authority, MFHR (North Hills Apartments Project)) (Liquidity Facility; Royal Bank of Canada and LOC; Royal Bank of Canada)	3.73	12/7/07	5,700,000 [a,b]	5,700,000
Illinois—3.7%				
Chicago, Collateralized SFMR	3.58	10/7/08	3,000,000	3,000,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Illinois (continued)				
Illinois Educational Facilities Authority, Revenue, CP (Field Museum of Natural History) (LOC; Bank of America)	3.45	4/8/08	5,000,000	5,000,000
Illinois Finance Authority, Revenue (The Landing at Plymouth Place Project) (LOC; ABN-AMRO)	3.60	12/7/07	6,400,000 [a]	6,400,000
Illinois Housing Development Authority, Homeowner Mortgage Revenue	3.48	10/1/08	6,000,000	6,000,000
Southwestern Illinois Development Authority, Solid Waste Disposal Facilities Revenue (Center Ethanol Company, LLC Project) (LOC; Wells Fargo Bank)	3.73	12/7/07	6,370,000 [a]	6,370,000
Indiana−2.8%				
ABN AMRO Munitops Certificates Trust (Indianapolis Local Public Improvement Bond Bank− Indianapolis Airport Authority Project) (Insured; AMBAC and Liquidity Facility; Bank of America)	3.70	12/7/07	10,000,000 [a,b]	10,000,000
Carmel, Waterworks Revenue, BAN	3.75	9/21/08	10,000,000	10,002,779
Kansas−1.3%				
Junction City, GO Temporary Notes	5.00	6/1/08	3,955,000	3,974,137
Kansas Development Finance Authority, MFHR, Refunding (Chesapeake Apartments Project) (LOC; FHLB)	3.63	12/7/07	5,500,000 [a]	5,500,000
Kentucky−5.7%				
Kenton County Airport Board, Special Facilities Revenue (Airis Cincinnati LLC Project) (LOC; Deutsche Postbank)	3.73	12/7/07	30,900,000 [a]	30,900,000
Kentucky Rural Water Finance Corporation, Public Projects Construction Notes	3.65	4/1/08	5,000,000	5,000,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Kentucky (continued)				
Somerset, Industrial Building Revenue (Wonderfuel LLC Project) (LOC; Bank of America)	3.73	12/7/07	5,120,000 [a]	5,120,000
Louisiana−2.2%				
Ascension Parish, Revenue, CP (BASG AG)	3.65	1/15/08	5,000,000	5,000,000
Quachita Parish Industrial Development Board, IDR (Garrett Manufacturing, LLC Project) (LOC; Regions Bank)	3.68	12/7/07	3,635,000 [a]	3,635,000
Shreveport, Airport System Revenue, Refunding (Insured; CIFG and Liquidity Facility; JPMorgan Chase Bank)	3.78	12/7/07	7,270,000 [a]	7,270,000
Maryland−.9%				
Baltimore County, Revenue, Refunding (Shade Tree Trace Apartments Facility) (LOC; M&T Bank)	3.63	12/7/07	5,485,000 [a]	5,485,000
Maryland Economic Development Corporation, Revenue (Todd/Allan Printing Facility) (LOC; M&T Bank)	3.83	12/7/07	650,000 [a]	650,000
Michigan−2.7%				
Detroit Downtown Development Authority, LR, Refunding (Millender Center Project) (LOC; HSBC Bank USA)	3.75	12/7/07	7,000,000 [a]	7,000,000
Detroit, RAN (LOC; Bank of Nova Scotia)	4.50	3/1/08	12,100,000	12,123,500
Mississippi−1.7%				
Mississippi Business Finance Corporation, Revenue (Belhaven College Project) (LOC; First Tennessee Bank)	3.70	12/7/07	7,100,000 [a]	7,100,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Mississippi (continued)				
Mississippi Hospital Equipment and Facilities Authority, Revenue (Mississippi Methodist Hospital and Rehabilitation Center, Inc. Project) (LOC; First Tennessee Bank)	3.70	12/7/07	5,370,000 a	5,370,000
Nebraska−.6%				
Omaha Public Power District, Electric Revenue, CP (Liquidity Facility; JPMorgan Chase Bank)	3.51	12/11/07	4,300,000	4,300,000
New Hampshire−.6%				
New Hampshire Health and Education Facilities Authority, Revenue (Riverbend Issue) (LOC; TD Banknorth N.A.)	3.63	12/7/07	4,075,000 a	4,075,000
New York−2.5%				
Monroe County, GO Notes, RAN	4.00	4/15/08	8,000,000	8,011,727
New York City Municipal Water Finance Authority, CP (LOC: Landesbank Baden-Wurttemberg and Landesbank Hessen-Thuringen Girozentrale)	3.50	12/3/07	10,000,000	10,000,000
North Carolina−2.2%				
Durham County, Multifamily Revenue (Falls Pointe Apartments) (Liquidity Facility; Merrill Lynch and LOC; Merrill Lynch)	4.18	12/7/07	15,755,000 a,b	15,755,000
Ohio−6.3%				
Hamilton County, Hospital Facilities Revenue (Christ Hospital) (Insured; FSA and Liquidity Facility; Svenska Handelsbanken)	4.13	12/7/07	9,900,000 a,b	9,900,000
Hamilton County, Sales Tax Refunding Bonds (Insured; AMBAC and Liquidity Facility; Morgan Stanley Bank)	3.68	12/7/07	8,150,000 a,b	8,150,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Ohio (continued)				
Lorain County, IDR (Cutting Dynamics, Inc. Project) (LOC; National City Bank)	3.71	12/7/07	2,190,000 [a]	2,190,000
Marysville, Tax Increment Financing Revenue Notes (Coleman's Crossing Road) (LOC; Fifth Third Bank)	4.25	9/11/08	3,505,000	3,518,137
Student Loan Funding Corporation, Student Loan Senior Revenue, Refunding (Liquidity Facility; Citibank NA)	3.68	12/7/07	22,000,000 [a]	22,000,000
Oklahoma—.8%				
Tulsa County Industrial Authority, Capital Improvements Revenue (Liquidity Facility; Bank of America)	3.45	5/15/08	6,000,000	6,000,000
Pennsylvania—4.1%				
Dauphin County General Authority, Revenue (Education and Health Loan Program) (Insured; AMBAC and Liquidity Facility; JPMorgan Chase Bank)	3.63	12/7/07	4,135,000 [a]	4,135,000
Horizon Hospital System Authority, Senior Health and Housing Facilities Revenue (Saint Paul Homes Project) (LOC; M&T Bank)	3.63	12/7/07	2,000,000 [a]	2,000,000
Montgomery County Higher Education and Health Authority, Revenue (Pennsylvania Higher Education and Health Loan) (LOC; M&T Bank)	3.63	12/7/07	7,165,000 [a]	7,165,000
Montgomery County Higher Education and Health Authority, Revenue (Pennsylvania Higher Education and Health Loan) (LOC; M&T Bank)	3.66	12/7/07	9,180,000 [a]	9,180,000
Susquehanna County Industrial Development Authority, IDR (Stabler Companies, Inc. Project) (LOC; Wachovia Bank)	3.76	12/7/07	3,200,000 [a]	3,200,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Pennsylvania (continued)				
Susquehanna County Industrial Development Authority, Revenue (Pennfield Corporation Project) (LOC; Fulton Bank)	3.78	12/7/07	3,935,000 a	3,935,000
South Dakota—1.4%				
South Dakota Housing Development Authority, Homeownership Mortgage Revenue	4.25	8/15/08	10,000,000	10,030,767
Tennessee—8.0%				
Montgomery County Public Building Authority, Pooled Financing Revenue (Tennessee County Loan Pool) (LOC; Bank of America)	3.62	12/1/07	7,000,000 a	7,000,000
Municipal Energy Acquisition Corporation, Gas Revenue (Putters Program) (Liquidity Facility; JPMorgan Chase Bank and LOC; JPMorgan Chase Bank)	3.68	12/7/07	25,000,000 a,b	25,000,000
Sevier County Public Building Authority, Public Projects Construction Notes (Taud Loan Program)	3.80	4/1/08	4,725,000	4,725,000
Tennergy Corporation, Gas Revenue (Putters Program) (Liquidity Facility; JPMorgan Chase Bank)	3.68	12/7/07	9,000,000 a,b	9,000,000
Tennergy Corporation, Gas Revenue (Putters Program) (LOC; BNP Paribas)	3.68	12/7/07	9,000,000 a,b	9,000,000
Tennessee Energy Acquisition Corporation, Gas Revenue (Insured; AMBAC)	4.50	9/1/08	3,000,000	3,022,283
Texas—17.3%				
Bell County Housing Finance Corporation, MFHR (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	4.18	12/7/07	8,760,000 a,b	8,760,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Texas (continued)				
Dallas-Fort Worth International Airport Facilities Improvement Corporation, Airport Revenue (Merlots Program) (Insured; FSA and Liquidity Facility; Wachovia Bank)	3.72	12/7/07	3,505,000 [a,b]	3,505,000
Houston, Airport System Revenue, CP (LOC; Dexia Credit Locale)	3.75	12/6/07	10,000,000	10,000,000
Houston, Airport System Revenue, CP (LOC; Dexia Credit Locale)	3.75	12/6/07	5,000,000	5,000,000
Houston, CP (Liquidity Facility; DEPFA Bank PLC)	3.72	12/12/07	10,000,000	10,000,000
Houston, CP (Liquidity Facility; DEPFA Bank PLC)	3.43	2/6/08	5,000,000	5,000,000
North Texas Tollway Authority, BAN	4.13	11/19/08	18,000,000	18,000,000
Port of Port Arthur Navigation District, Environmental Facilities Revenue, Refunding (Motiva Enterprises Project)	3.90	12/7/07	5,000,000 [a]	5,000,000
Puttable Floating Option Tax Exempt Receipts (Texas Transportation Commission, GO Mobility Funds Bonds) (Liquidity Facility; Merrill Lynch Capital Services)	3.86	12/7/07	4,995,000 [a,b]	4,995,000
Revenue Bond Certificate Series Trust, Revenue (Dewitt) (GIC; American International Group Funding Inc.)	3.88	12/7/07	8,265,000 [a,b]	8,265,000
Revenue Bond Certificate Series Trust, Revenue (Greens Project) (GIC; American International Group Funding Inc.)	3.88	12/7/07	5,764,000 [a,b]	5,764,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Texas (continued)				
Revenue Bond Certificate Series Trust, Revenue (Heather Lane Apartments) (GIC; American International Group Funding Inc.)	3.88	12/7/07	10,600,000 a,b	10,600,000
Revenue Bond Certificate Series Trust, Revenue (Landings) (GIC; American International Group Funding Inc.)	3.88	12/7/07	8,385,000 a,b	8,385,000
Revenue Bond Certificate Series Trust, Revenue (Ranch View) (GIC; American International Group Funding Inc.)	3.88	12/7/07	5,755,000 a,b	5,755,000
Revenue Bond Certificate Series Trust, Revenue (Silverton Village Town Homes) (GIC; American International Group Funding Inc.)	3.88	12/7/07	5,945,000 a,b	5,945,000
Revenue Bond Certificate Series Trust, Revenue (Wildwood Branch) (GIC; American International Group Funding Inc.)	3.88	12/7/07	3,685,000 a,b	3,685,000
University of Texas, University Revenue, CP	3.45	1/23/08	5,000,000	5,000,000
Washington—.9%				
Pierce County Economic Development Corporation, Industrial Revenue (SeaTac Packaging Project) (LOC; HSBC Bank USA)	3.95	12/7/07	4,380,000 a	4,380,000
Washington, Motor Vehicle Fuel Tax GO	6.00	1/1/08	2,095,000	2,099,081
Wisconsin—1.3%				
Greenfield School District, BAN	4.00	4/11/08	4,150,000	4,154,909

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Wisconsin (continued)				
Puttable Floating Option Tax Exempt Receipts (Wisconsin Housing and Economic Development Authority, Single Family Revenue) (Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale and LOC; Pallas Capital Corporation)	3.73	12/7/07	5,000,000 a,b	5,000,000
Wyoming—.8%				
Campbell County, IDR (Two Elk Partners Project)	3.65	11/28/08	6,000,000	6,000,000
U.S. Related—1.2%				
Puerto Rico Aqueduct and Sewer Authority, Revenue (Liquidity Facility; Citibank NA and LOC; Citibank NA)	3.66	12/7/07	9,000,000 a,b	9,000,000
Total Investments (cost $727,470,705)			**100.9%**	**727,470,705**
Liabilities, Less Cash and Receivables			**(.9%)**	**(6,480,787)**
Net Assets			**100.0%**	**720,989,918**

[a] *Securities payable on demand. Variable interest rate—subject to periodic change.*
[b] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At November 30, 2007, these securities amounted to $207,955,180 or 28.8% of net assets.*

Summary of Abbreviationss

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)[†]
F1+,F1		VMIG1,MIG1,P1		SP1+,SP1,A1+,A1	86.3
AAA,AA,A[c]		Aaa,Aa,A[c]		AAA,AA,A[c]	2.1
Not Rated[d]		Not Rated[d]		Not Rated[d]	11.6
					100.0

[†] *Based on total investments.*
[c] *Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.*
[d] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

November 30, 2007 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	727,470,705	727,470,705
Interest receivable		4,932,918
Prepaid expenses		35,064
		732,438,687
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 2(b)		323,822
Cash overdraft due to Custodian		397,790
Payable for shares of Common Stock redeemed		10,681,793
Accrued expenses		45,364
		11,448,769
Net Assets ($)		**720,989,918**
Composition of Net Assets ($):		
Paid-in capital		720,950,030
Accumulated net realized gain (loss) on investments		39,888
Net Assets ($)		**720,989,918**
Shares Outstanding		
(5 billion shares of $.001 par value Common Stock authorized)		722,647,513
Net Asset Value, offering and redemption price per share ($)		**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended November 30, 2007 (Unaudited)

Investment Income ($):	
Interest Income	**13,974,421**
Expenses:	
Management fee–Note 2(a)	1,872,527
Shareholder servicing costs–Note 2(b)	174,875
Professional fees	34,431
Directors' fees and expenses–Note 2(c)	32,793
Registration fees	32,743
Custodian fees–Note 2(b)	16,186
Prospectus and shareholders' reports	13,825
Miscellaneous	15,505
Total Expenses	**2,192,885**
Less–reduction in custody fees due to earnings credits–Note 1(b)	(20,599)
Net Expenses	**2,172,286**
Investment Income–Net, representing net increase in net assets resulting from operations	**11,802,135**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended November 30, 2007 (Unaudited)	Year Ended May 31, 2007
Operations ($):		
Investment income–net	11,802,135	24,661,129
Net realized gain (loss) on investments	–	49,396
Net Increase (Decrease) in Net Assets Resulting from Operations	**11,802,135**	**24,710,525**
Dividends to Shareholders from ($):		
Investment income–net	**(11,802,135)**	**(24,661,129)**
Capital Stock Transactions ($1.00 per share):		
Net proceeds from shares sold	798,163,184	1,727,387,903
Dividends reinvested	4,607,632	10,439,434
Cost of shares redeemed	(861,526,749)	(1,930,875,868)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(58,755,933)**	**(193,048,531)**
Total Increase (Decrease) in Net Assets	**(58,755,933)**	**(192,999,135)**
Net Assets ($):		
Beginning of Period	779,745,851	972,744,986
End of Period	**720,989,918**	**779,745,851**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended November 30, 2007 (Unaudited)	Year Ended May 31,				
		2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Investment Operations:						
Investment income−net	.016	.031	.023	.012	.005	.008
Distributions:						
Dividends from investment income−net	(.016)	(.031)	(.023)	(.012)	(.005)	(.008)
Dividends from net realized gains on Investments	–	–	–	–	(.000)[a]	–
Total Distributions	(.016)	(.031)	(.023)	(.012)	(.005)	(.008)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total Return (%)	3.19[b]	3.14	2.37	1.17	.49	.84
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.59[b]	.59	.59	.58	.59	.59
Ratio of net expenses to average net assets	.58[b]	.58	.58	.58	.59	.59
Ratio of net investment income to average net assets	3.15[b]	3.10	2.34	1.16	.49	.83
Net Assets, end of period ($ x 1,000)	720,990	779,746	972,745	848,534	981,962	904,764

[a] Amount represents less than $.001 per share.
[b] Annualized.
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Municipal Money Market Fund, Inc. (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company. The fund's investment objective is to maximize current income exempt from federal income tax to the extent consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager or Dreyfus") serves as the fund's investment adviser. On July 1, 2007, Mellon Financial Corporation ("Mellon Financial") and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation ("BNY Mellon"). As part of this transaction, Dreyfus became a wholly-owned subsidiary of BNY Mellon. MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

It is the fund's policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Directors to represent the fair value of the fund's investments.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Cost of investments represents amortized cost.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits, if any, from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gains.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the

Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

The FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

The tax characters of distributions paid to shareholders during the fiscal year ended May 31, 2007 were all tax exempt income. The tax character of current year distributions will be determined at the end of the current fiscal year.

At November 30, 2007, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Management Fee and Other Transactions with Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .50% of the value of the fund's average daily net assets and is payable monthly.

(b) Under the Shareholder Services Plan, the fund reimburses the Distributor an amount not to exceed an annual rate of .25% of the value of the fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended November 30, 2007, the fund was charged $90,154 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended November 30, 2007, the fund was charged $52,796 pursuant to the transfer agency agreement.

Effective July 1 2007, the fund's custodian, The Bank of New York, became an affiliate of the Manager. Under the fund's pre-existing custody agreement with The Bank of New York, the fund was charged $16,186 for providing custodial services for the fund for the five months ended November 30, 2007. Prior to becoming an affiliate, The Bank of New York was paid $0 for custody services to the fund for the month ended June 30, 2007.

During the period ended November 30, 2007, the fund charged $2,411 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $295,395, custodian fees $7,613, chief compliance officer fees $3,214 and transfer agency per account fees $17,600.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 3—Plan of Reorganization

On September 7, 2007, the Board of Directors approved the fund entering into an Agreement and Plan of Reorganization with Dreyfus Florida Municipal Money Market Fund (the "Acquired Fund"), providing for the Acquired Fund to merge into the fund as part of a tax-free reorganization. The merger, which was subject to the approval of the Acquired Fund's shareholders (which approval was obtained on December 7, 2007), occurred on the close of business December 20, 2007. On the merger date, the Acquired Fund exchanged all of its assets at net asset value, subject to liabilities, for an equivalent value of shares of the fund. Such shares were distributed pro rata to shareholders of the Acquired Fund so that each shareholder receives a number of shares of the fund equal to the aggregate net asset value of the shareholder's Acquired Fund shares.

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE FUND'S MANAGEMENT AGREEMENT (Unaudited)

At a Meeting of the fund's Board of Directors held on October 29, 2007 and October 30, 2007, the Board considered the re-approval for an annual period of the fund's Management Agreement, pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent, and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent, and quality of the services provided to the fund pursuant to the fund's Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the diversity of distribution of the fund as well as among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each of the fund's distribution channels. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting, and compliance infrastructure.

Comparative Analysis of the Fund's Management Fee and Expense Ratio and Performance. The Board members reviewed reports prepared by Lipper, Inc., an independent provider of investment company data, which included information comparing the fund's management

fee and expense ratio with a group of comparable funds (the "Expense Group") and with a broader group of funds (the "Expense Universe") that were selected by Lipper. Included in the fund's reports were comparisons of contractual and actual management fee rates and total operating expenses.

The Board members also reviewed the reports prepared by Lipper that presented the fund's performance as well as comparisons of total return performance for the fund to the same group of funds as the Expense Group (the "Performance Group") and to a group of funds that was broader than the Expense Universe (the "Performance Universe") that also were selected by Lipper, all for various periods ended September 30, 2007 The Manager previously had furnished the Board with a description of the methodology Lipper used to select the fund's Expense Group and Expense Universe, and Performance Group and Performance Universe.

The Board reviewed the results of the Expense Group and Expense Universe comparisons that were prepared based on financial statements currently available to Lipper as of September 30, 2007. The Board reviewed the range of management fees and expense ratios of the funds in the Expense Group and Expense Universe, and noted that the fund's contractual management fee was higher than the Expense Group median and that the fund's actual management fee was higher than the Expense Group and Expense Universe medians. The Board also noted that the fund's total expense ratio was lower than the Expense Group and Expense Universe medians.

With respect to the fund's performance, the Board noted that the fund achieved first quintile (the first quintile being the highest performance ranking group) total return rankings in the Performance Group for each reported time period up to 10 years, and second quintile total return rankings in the Performance Universe for each reported time periods up to 10 years.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds managed by the Manager or its affiliates that were reported in the same Lipper category as the fund (the "Similar Funds"), and explained the nature of the Similar Funds and any differences, from the Manager's perspective, in providing services to the Similar Funds as compared to the fund. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to the Manager and discussed the relationship of the management fees paid in light of the services provided. The Board members considered the relevance of the fee information provided for the Similar Funds to evaluate the appropriateness and reasonableness of the fund's management fee. The Manager's representatives noted that there were no similarly managed institutional separate accounts or wrap fee accounts managed by the Manager or its affiliates with similar investment objectives, policies, and strategies as the fund.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager for the fund and the method used to determine such expenses and profit. The Board considered information, previously provided and discussed, prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board also considered that the methodology also had been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund, including the change in the fund's asset size from the prior year, and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund shareholders. The Board members also considered potential benefits to the Manager from acting as investment adviser to the fund and noted that there were no soft dollar arrangements in effect with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by the Manager, including the nature, extent, and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. It was noted that the profitability percentage for managing the fund was within the range determined by appropriate court cases to be reasonable given the services rendered and that the profitability percentage for managing the fund was reasonable given the generally superior service levels provided.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations as described above, the Board reached the following conclusions and determinations.

- The Board concluded that the nature, extent, and quality of the services provided by the Manager are adequate and appropriate.
- The Board was satisfied with the fund's performance.
- The Board concluded that the fee paid to the Manager by the fund was reasonable in light of the services provided, comparative performance and expense and management fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.

- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund, and that, to the extent in the future it were to be determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders.

For More Information

**Dreyfus
Municipal Money
Market Fund, Inc.**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbol: DTEXX

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2007, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0910SA1107